July 29, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance Office of Real Estate & Construction

100 F Street, NE

Washington, DC 20549

Re:	Quantumsphere Acquisition Corp

Amendment No. 2 to Registration Statement on Form S-1

Filed July 24, 2025

File No. 333-287672

Ladies and Gentlemen:

On behalf of our client, Quantumsphere Acquisition Corporation (“Quantumsphere”), we are writing to submit responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated July 28, 2025, relating to Quantumsphere’s Registration on Form S-1 filed July 24, 2025.

Quantumsphere is filing via EDGAR Amendment No. 3 to Registration Statement on Form S-1, which reflects responses to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the responses thereto.

Amendment No. 2 to Form S-1 filed July 24, 2025

The excise tax included in the Inflation Reduction Act of 2022 ..., page 69

1.	Please reconcile disclosure that funds held in the trust account may be used to pay excise taxes with the provisions of Section 1(j) of the Investment Management Trust Agreement stating that the company is not permitted to use the proceeds placed in the trust account and the interest earned thereon to pay any excise taxes or any other similar fees or taxes in nature that may be imposed on pursuant to any current, pending or future rules or laws. We also note disclosure on page 35 stating that the sponsor has agreed to directly pay such tax on your behalf or to advance the necessary funds to you.

Response: We acknowledge the Staff’s comment and advise that the disclosure on page 70 has been revised to address the Staff’s comment.

Dilution, page 99

2.	We note that your disclosures here and on the cover page assume the maximum redemption is the full amount of the shares in this offering. However, the form of post-offering Memorandum and Articles of Association filed as Exhibit 3.2 states that the company will not conduct redemptions if they would cause the company to have net tangible assets of less than $5,000,001. Please reconcile, and also describe this limitation on redemptions in the summary, and on the cover page where you describe the 15% limitation. Please see Items 1602(a)(2) and (b)(3).

Response: We acknowledge the Staff’s comment and advise that the form of post-offering Memorandum and Articles of Association filed as Exhibit 3.2 has been revised to address the Staff’s comment.

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If you have any questions, please feel free to contact me at (312) 662-2913. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Cassi Olson
Cassi Olson